SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               -------------------



                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         MARINER POST ACUTE NETWORK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    698940103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William W. Chandler
                           Credit Suisse First Boston
                                11 Madison Avenue
                          New York, New York 10010-3629
                                 (212) 325-2911
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              December 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

Schedule 13D



CUSIP No. 698940103                    13D                     Page 2 of 7 Pages


 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|

                                                                 (b)|X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*
     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e).                                                 |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

 NUMBER OF        7  SOLE VOTING POWER        13,774,998 shares of Common Stock,
   SHARES                                     par value $0.01
BENEFICIALLY
  OWNED BY        8  SHARED VOTING POWER      0
    EACH
 REPORTING        9  SOLE DISPOSITIVE POWER   13,774,998 shares of Common Stock,
PERSON WITH                                   par value $0.01

                  10 SHARED DISPOSITIVE POWER     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,774,998 shares of Common Stock, par value $0.01

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.69%

14   TYPE OF REPORTING PERSON
     BK, HC, OO

Item 1. Security and Company.

     This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Mariner Post Acute Network Inc. ("Mariner" or the "Company"). The principal executive office of Mariner is located at One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346.

Item 2. Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     Credit Suisse First Boston Management Corporation ("CSFBM"), a Delaware corporation and an indirect majority-owned subsidiary of the Bank, beneficially owns the securities reported herein. The principal business office of CSFBM is 11 Madison Avenue, New York, New York 10010. CSFBM is a majority-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation that is, in turn, a majority-owned subsidiary of the Bank. The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is: Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement on
Schedule 13D. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the CSFB business unit, and of CSFBM, are set forth on Schedules I and II, respectively, each of which is incorporated herein by reference.

     (d-e) None of the Reporting Person, the Bank, CSFBM or any of the executive officers or directors of such persons listed on Schedules I or II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The beneficial ownership interest in Common Stock reported in this statement on Schedule 13D was acquired in connection with a Transfer Agreement among CSFBM and Apollo Investment Fund III, L.P.("Fund III"), Apollo UK Partners III, L.P. ("UK Partners"), Apollo Overseas Partners III, L.P. ("Overseas Partners") (collectively, the "Apollo Stockholders"), Apollo Management, L.P., and Apollo Advisors II, L.P. dated December 20 , 1999 (the "Transfer Agreement"). The acquisition of the Common Stock was made in exchange for (i) payment of aggregate cash consideration of $2,000,000; (ii) the issuance of an aggregate of 80,000 shares of 9.75% Redeemable Preferred Stock of CSFBM, par value $1.00 per share (the "Preferred Stock"); and (iii) a "put option" granted to the Apollo Stockholders requiring the New York Branch of the Bank to purchase the Preferred Stock under certain circumstances. The cash consideration came from CSFBM's working capital.

Item 4. Purpose of Transaction.

     The Common Stock was acquired for general investment purposes including capital appreciation and other financial benefits.

     The Apollo Stockholders entered into a Stockholders Agreement with the Company and Chase Equity Associates, L.P., Healthcare Equity Partners, L.P., Healthcare Equity QP Partners, Key Capital Corporation, Key Equity Partners 97, Drax Holdings, L.P., Walnut Growth Partners Limited Partnership and Keith B. Rims (collectively, the "Other Stockholders"), dated as of November 4, 1997, amended as of April 13, 1998 and amended and restated as of November 25, 1998. Pursuant to the Transfer Agreement, CSFBM has offered to purchase any shares of Common Stock held by the Other Stockholders (i) for the same consideration per share of Common Stock as received by the Apollo Stockholders and (ii) under substantially similar terms and conditions as were provided for under the Transfer Agreement.

     The Reporting Person and CSFBM may, from time to time, reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investments, including, among other things, from time to time, acquiring additional securities of the Company, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person or CSFBM in light of their general investment policies, market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company or other factors.

     Except as set forth above, neither the Reporting Person nor CSFBM has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a-b) On December 20, 1999, CSFBM acquired an aggregate of 13,774,998 of the shares of Common Stock, representing 18.69% of the shares of Common Stock outstanding and CSFBM and the Reporting Person may be deemed to beneficially own and have sole voting power over such shares of Common Stock

     (c) Except as described in Item 3 and Item 4 above, none of the Reporting Person or, to the best knowledge of the Reporting Person, the Bank, CSFBM or any of the persons listed on Schedules I or II hereto effected any transactions in Securities during the last 60 days.

     (d-e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Item 3 and Item 4 above, none of the Reporting Person, or, to the best knowledge of the Reporting Person, the Bank, CSFBM or any of the persons listed on Schedules I or II hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit   Description

A Transfer Agreement, dated as of December 20, 1999, by and among CSFBM, Apollo Investment Fund III, L.P., Apollo UK Partners III, L.P., Apollo Overseas Partners III, L.P., Apollo Advisors II, L.P. and Apollo Management, L.P.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 1999

                                        CREDIT SUISSE FIRST BOSTON,
                                        acting solely on behalf of the Credit
                                        Suisse First Boston business unit


                                        By: /s/ William W. Chandler
                                            ------------------------------------
                                            Name:  William W. Chandler
                                            Title: Director

                                   SCHEDULE I

                 Executive Board Members of the Reporting Person

Name and Title                Business Address                  Principal Occupation            Citizenship
--------------                ----------------                  --------------------            -----------

Allen D. Wheat                11 Madison Avenue                 Chief Executive                 USA
Chairman                      New York, NY  10010               Officer, Credit Suisse
                                                                First Boston
                                                                and member of the
                                                                Executive Board,
                                                                Credit Suisse Group

Brady W. Dougan               11 Madison Avenue                 Managing Director,              USA
Board Member                  New York, NY  10010               Head of Equity, Credit
                                                                Suisse First Boston

Christopher A.                11 Madison Avenue                 Managing Director,              USA
Goekjian                      New York, NY  10010               Co-Head of Fixed
Board Member                                                    Income & Derivatives,
                                                                Credit Suisse First
                                                                Boston

Stephen A.M. Hester           11 Madison Avenue                 Managing Director,              United Kingdom
Board Member                  New York, NY  10010               Chief Financial
                                                                Officer, Credit Suisse
                                                                First Boston

Marc Hotimsky                 11 Madison Avenue                 Managing Director,              United Kingdom
Board Member                  New York, NY  10010               Co-Head of Fixed
                                                                Income & Derivatives,
                                                                Credit Suisse First
                                                                Boston

Joseph T.                     11 Madison Avenue                 Executive Vice                  USA
McLaughlin                    New York, NY  10010               President, Legal &
Board Member                                                    Regulatory Affairs,
                                                                Credit Suisse First
                                                                Boston

David C. Mulford              One Cabot Square                  Chairman                        United Kingdom
Board Member                  London, E14 40J                   International, Credit
                              U.K.                              Suisse First Boston

Name and Title                Business Address                  Principal Occupation            Citizenship
--------------                ----------------                  --------------------            -----------

John Nelson                   One Cabot Square                  Chairman Europe,                USA
Board Member                  London, E14 40J                   Credit Suisse First
                              U.K.                              Boston

Stephen E. Stonefield         Uetlibergstrasse 231              Chairman Asia/Pacific,          USA
Board Member                  P.O. Box 900, CH-8045             Credit Suisse First
                              Zurich, Switzerland               Boston

Richard E.                    11 Madison Avenue                 Vice Chairman, Credit           USA
Thornburgh                    New York, NY  10010               Suisse First Boston
Board Member

Charles G. Ward III           11 Madison Avenue                 Managing Director,              USA
Board Member                  New York, NY  10010               Head of Corporate and
                                                                Investment Banking,
                                                                Credit Suisse First
                                                                Boston

                                   SCHEDULE II


         Executive Officers and Directors of Credit Suisse First Boston
                             Management Corporation

Name and Title                Business Address                  Principal Occupation            Citizenship
--------------                ----------------                  --------------------            -----------

Brady W. Dougan               11 Madison Avenue                 Managing Director,              USA
Board Member                  New York, NY  10010               Head of Equity, Credit
                                                                Suisse First Boston

Stephen A.M. Hester           11 Madison Avenue                 Managing Director,              United Kingdom
Board Member                  New York, NY  10010               Chief Financial
                                                                Officer, Credit Suisse
                                                                First Boston

Jeremy Marshall               11 Madison Avenue                 Managing Director,              United Kingdom
Board Member                  New York, NY  10010               Credit Suisse First
                                                                Boston

Richard E.                    11 Madison Avenue                 Vice Chairman, Credit           USA
Thornburgh                    New York, NY  10010               Suisse First Boston
Board Member

Carlos Onis                   11 Madison Avenue                 Managing Director,              USA
Board Member and              New York, NY  10010               Deputy Chief
Vice President                                                  Operating Officer of
                                                                Fixed Income and
                                                                Derivatives, Credit
                                                                Suisse First Boston

Charles G. Ward III           11 Madison Avenue                 Managing Director,              USA
Board Member                  New York, NY  10010               Head of Corporate and
                                                                Investment Banking,
                                                                Credit Suisse First
                                                                Boston

Mark Patterson                11 Madison Avenue                 Managing Director,              USA
President                     New York, NY  10010               Credit Suisse First
                                                                Boston

Donna Alderman                11 Madison Avenue                 Director, Credit Suisse         USA
Vice President                New York, NY  10010               First Boston

Name and Title                Business Address                  Principal Occupation            Citizenship
--------------                ----------------                  --------------------            -----------

Benjamin H. Cohen             11 Madison Avenue                 Managing Director,              USA
Vice President                New York, NY  10010               Credit Suisse First
                                                                Boston

Michael A. Criscito           11 Madison Avenue                 Vice President, Credit          USA
Vice President                New York, NY  10010               Suisse First Boston

Salvatore Favia               11 Madison Avenue                 Director, Credit Suisse         USA
Vice President                New York, NY  10010               First Boston

David Matlin                  11 Madison Avenue                 Managing Director,              USA
Vice President                New York, NY  10010               Credit Suisse First
                                                                Boston

Peter J. Murray               11 Madison Avenue                 Managing Director,              USA
Vice President                New York, NY  10010               Credit Suisse First
                                                                Boston

Steven Simonte                11 Madison Avenue                 Director, Credit Suisse         USA
Vice President                New York, NY  10010               First Boston

Lori M. Russo                 11 Madison Avenue                 Vice President &                USA
Secretary                     New York, NY  10010               Secretary, Credit
                                                                Suisse First Boston

Lewis H. Wirshba              11 Madison Avenue                 Managing Director &             USA
Treasurer                     New York, NY  10010               Treasurer, Credit
                                                                Suisse First Boston

David Fisher                  11 Madison Avenue                 Managing Director &             USA
Controller                    New York, NY  10010               Controller, Credit
                                                                Suisse First Boston

Thomas A.                     11 Madison Avenue                 Director & Director of          USA
DeGennaro                     New York, NY  10010               Taxes, Credit Suisse
Director of Taxes                                               First Boston

                                                                       Exhibit A



                               TRANSFER AGREEMENT
                               ------------------


                CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION


                                        Dated as of December 20, 1999


                  CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION, a Delaware corporation ("CSFBM"), hereby agrees with each transferor named on the signature pages hereof (such transferors being referred to individually as a "Transferor" and collectively as the "Transferors") and Apollo Management, L.P. and Apollo Advisors II, L.P., the manager and general partner, respectively, of each of the Transferors ("Apollo" and, together with the Transferors, the "Apollo Entities") as follows with respect to the transfer of certain interests, rights and obligations described in Section 1.1 below:

                  1. The Shares.

                  1.1 The Shares. Each Transferor is the owner of the number of shares of common stock, par value $0.01 per share, of Mariner Post Acute Network Inc. (the "Common Stock"), a Delaware corporation (the "Company"), set forth below its name on the signature pages hereto (all such Common Stock hereinafter referred to as the "Shares").

                  1.2 The Transferors. Each of the Transferors hereby agrees, severally and not jointly, to transfer to CSFBM all of the Shares set forth below its name on the signature pages hereto. CSFBM shall not be obligated to accept the transfer of any of the Shares unless the Transferors shall have delivered all of the Shares to be transferred hereunder.

                  2. Closing. The closing (the "Closing") of the transactions contemplated by this Transfer Agreement shall take place as follows:

                  2.1 Transfer of the Shares.

                  (a) On the basis of the representations and warranties hereinafter set forth, each of the Transferors hereby shall, at the Closing, transfer to CSFBM, and CSFBM shall accept the transfer from each of the Transferors of, the Shares set forth below the respective names of the Transferors on the signature pages hereto, for aggregate consideration (the "Consideration") consisting of (i) $2,000,000 (the "Cash Consideration"); (ii) 80,000 shares of 9.75% Redeemable Preferred Stock of CSFBM, par value $1.00 per share (the "Preferred Stock"), to be issued under and entitled to the benefits of a Certificate of Designation, a copy of which has heretofore been delivered to Transferor (the "Certificate"); and (iii) a put option on the terms described in the Put Option Agreement dated as of December 20, 1999 by and between the New York Branch of Credit Suisse

First Boston and the Transferors (the "Put Option"). The consideration for the Shares set forth below the name of each Transferor on the signature pages hereto is the aggregate consideration for all of the Shares transferred by each respective Transferor.

                  (b) At the Closing, in order that the Shares be transferred to CSFBM, each of the Transferors will deliver to the Company certificates representing such Transferor's Shares, appropriate stock powers and any instruments required by the terms of the Shares as necessary to effect the valid transfer of ownership of the Shares against receipt by such Transferor of its respective portion of (i) the Cash Consideration in federal (same day) funds by wire transfer to an account at a bank designated by such Transferor, (ii) certificates representing the Preferred Stock and (iii) the Put Option. The Closing will take place at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, at 9:00 a.m., New York time, simultaneously with the execution of this Transfer Agreement (the "Closing Date"). As promptly as practicable after the Closing Date, CSFBM shall request that the transfer agent and registrar for the Company issue (x) a certificate in the name of CSFBM for the Shares transferred to CSFBM pursuant hereto and (y) certificates in the names of the Transferors for the balance of any Shares covered by each stock certificate delivered to CSFBM on the Closing Date.

                  3. Common Representations and Warranties. CSFBM and the Transferors, severally and not jointly, represent, warrant and covenant to the other party hereto as follows:

                  3.1 Organization. CSFBM, on its behalf, represents that it is a corporation duly incorporated under the laws of the State of Delaware, and each of the Transferors, on its behalf, represents that it is a duly formed partnership under the laws of its respective jurisdiction of formation, and each of CSFBM and the Transferors (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be; (ii) has the necessary power and authority, either corporate or partnership, as the case may be, for the conduct of its business as presently conducted; and
(iii) is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the business transacted or property owned or leased by it requires such qualification, except, in the case of (ii) or (iii) above, for such power and authority, either corporate or partnership, as the case may be, the absence of which, or such jurisdictions where the failure to so qualify, would not have a material adverse effect on its consolidated business, assets, results of operations or condition, financial or otherwise (a "Material Adverse Effect").

                  3.2 Authorization; Valid and Binding Agreements. Each has the requisite power and authority, either corporate or partnership, as the case may be, to enter into, execute or deliver this Transfer Agreement and the other agreements, instruments, documents and other materials to which it is a party to be entered into, executed or delivered in connection herewith (collectively, the "Implementing Agreements") and to transfer the Shares or to issue and sell the shares of Preferred Stock and to deliver the Cash Consideration, as the case may be, all as contemplated herein and to consummate the transactions contemplated hereby and thereby (collectively, the "Transactions") and to perform all of its respective obligations and undertakings hereunder and thereunder. The execution, delivery and performance of each of the Implementing Agreements has been duly authorized and each of the Implementing Agreements will constitute, upon execution and delivery, a valid and legally binding obligation of such party enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  3.3 No Violation. Neither the execution and delivery by it of the Implementing Agreements, nor the performance of its obligations under the Implementing Agreements, nor the consummation of the Transactions, will (i) violate any provision of its constitutional documents; (ii) violate any material statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority to which it or any of its properties may be subject;
(iii) cause the acceleration of the maturity of any material debt or obligation of it; or (iv) (with or without the giving of notice or lapse of time, or both) violate, or be in conflict with, or constitute a default under, or permit the termination of, or require the prior approval or consent of (or filing with) any governmental authority or person under, or result in the creation of any lien upon any of its property under, any material agreement to which it is a party or by which it is bound, subject, in the case of the Transferors, to the notice and tag-along rights as contemplated in Section 7(c) hereof and the Chase Warrant (as defined in Section 4.1 hereof).

                  3.4 Private Offering. No securities of the same class as the Shares or shares of Preferred Stock have been issued and sold by it within the six-month period immediately prior to the date hereof. Each party hereto agrees that neither it nor anyone acting on its behalf, has or will offer the Shares or shares of Preferred Stock, as the case may be, so as to bring the transfer or the issuance and sale thereof, as the case may be, within the provisions of
Section 5 of the Securities Act of 1933, as amended (the "Securities Act").

                  3.5 Investment Representations. Each party hereto represents that it is receiving the transfer of all of the Shares or is acquiring the shares of Preferred Stock, as the case may be, pursuant to the terms hereof for its own account. Each party hereto further represents that (i) it has authority to make the representations contained in this Article 3; (ii) it is an "accredited investor" within the meaning of Rule 501 under the Securities Act;
(iii) it is acquiring all of the Shares or shares of Preferred Stock, as the case may be, to be transferred or sold to it hereunder for investment purposes and with no view or intention to offer for sale or to make distributions of any of the Shares or shares of Preferred Stock, as the case may be, in a manner which would violate federal or state securities laws; (iv) it acknowledges and understands that the Shares or shares of Preferred Stock, as the case may be, to be transferred or sold to it pursuant to this Transfer Agreement (x) will not be registered under the Securities Act or qualified under state securities laws and that no party has any obligation whatsoever to register or qualify the Shares or shares of Preferred Stock, as the case may be, now or at any time in the future,
(y) are being transferred to it in reliance on its representations and warranties contained in this Section 3.5 pursuant to a transaction that is exempt from the registration requirements of the Securities Act, and (z) cannot be offered, sold or otherwise transferred except pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act; and
(v) it has conducted its own investigation and/or appraisal and in connection therewith has received such financial and other information about the Company or CSFBM, as the case may be, as it has deemed necessary in connection with its execution and delivery of this Transfer Agreement and the transfer to or acquisition by it of the Shares or shares of Preferred Stock, as the case may be.

                  3.6 Other Acknowledgments. Each party represents, acknowledges and confirms as of the date of this Transfer Agreement with respect to the Transactions or when agreeing to any other matter with such party (or any affiliate thereof) that it has not (i) entered into any agreement, contract, binding commitment or understanding to offer, sell, transfer or otherwise dispose of any of the shares of the Preferred Stock either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance or (ii) offered for sale or entered into any negotiations or discussions for the sale or transfer of any of such shares of Preferred Stock.

                  3.7 Independent Parties. There is no agency or partnership between CSFBM, on the one hand, and any of the Apollo Entities, on the other hand, and each has a valid business purpose independent of the other to enter into transactions contemplated hereby.

                  4. Additional Representations by the Transferors. Each Transferor, severally and not jointly, represents, warrants and covenants to CSFBM as to itself as follows:

                  4.1 Documentation; Title to Shares; Encumbrances. Such Transferor has provided to CSFBM copies of such documents and other material and information as has been requested by CSFBM and all such documents, materials and the information contained therein are true and correct in all material respects. Such Transferor has good and valid title to all of the Shares to be transferred by it pursuant hereto. Upon the transfer of such Shares to CSFBM in accordance with the terms hereof, such Transferor will transfer to CSFBM good and valid title to the Shares, free and clear of all liens, claims and encumbrances created by the Transferor, subject only to the matters contemplated in Section 7(c) hereof and the warrant held by Chase Equity Associates, L.P. for an aggregate of 592,593 Shares (the "Chase Warrant").

                  4.2 Investment with "Plan Assets". Such Transferor is not acquiring the shares of Preferred Stock to be acquired by it hereunder directly or indirectly with "plan assets" within the meaning of Department of Labor Regulation 29 C.F.R. Section 2510.3-101.

                  5. Additional Representations by CSFBM. CSFBM hereby represents, warrants and covenants to the Transferors as follows:

                  5.1 Preferred Stock. The shares of Preferred Stock to be issued to the Transferors pursuant to this Agreement will be duly authorized, executed and delivered by CSFBM pursuant to the Certificate of Designations therefor and as filed with the Secretary of State of the State of Delaware and when paid for through the exchange of Shares as contemplated herein, will be validly issued, fully paid and non-assessable and not subject to any pre-emptive rights and, when issued and paid for as contemplated herein, will be free and clear of all liens, claims and encumbrances created by CSFBM. CSFBM is a Delaware corporation and pursuant to Delaware law the Transferors will not become subject to any liability of CSFBM solely by reason of their acquiring shares of Preferred Stock as contemplated herein, nor as a result of such acquisition alone, will the Transferors be deemed to be an affiliate of CSFBM as defined in Rule 144 under the Securities Act.

                  5.2 Documentation. CSFBM has provided to the Transferors copies of such documents and other material and information as has been requested by the Transferors and all such documents and the information contained therein are true and correct in all material respects.

                  6. Deliveries. Simultaneously with the Closing, the following additional documents will be delivered by or on behalf of the parties.

                  6.1 Existing Stockholder Arrangements; Etc. CSFBM shall have received evidence in form and substance reasonably satisfactory to it that the existing shareholders' agreement and other agreements or arrangements in place among the Transferors and other persons or entities holding shares of Common Stock either (i) have been terminated and no longer are in effect with respect to the Shares or (ii) shall not be applicable to the Shares being acquired by CSFBM (which shall be deemed to be satisfied either by delivery of releases from all parties to such shareholders' agreement or an opinion of counsel to the Transferors to the effect of (i) above, in each case in form and substance reasonably satisfactory to CSFBM), subject in either case to fulfillment of CSFBM's obligations as contemplated by Section 7(c) hereof.

                  7. Acknowledgments; Covenants.

                  (a) CSFBM hereby acknowledges that the Transferors or their affiliates by reason of their relationship to the Company have had access to certain information (the "Information") which may be material regarding the Company, its financial condition, results of operations, management, projections and businesses. CSFBM acknowledges that the Transferors have offered the Information to CSFBM and that CSFBM has refused that offer and therefore agrees that the Transferors shall have no obligation to disclose to CSFBM any of the Information. CSFBM further acknowledges that it has conducted its own investigation, to the extent that it has determined necessary or desirable regarding the Company and the transaction contemplated hereby, and that CSFBM has determined to enter into and complete this transaction based on, among other things, such investigation. In connection with the foregoing, and to the fullest extent permitted by law, CSFBM hereby waives and releases any and all claims it may have against the Transferors or their affiliates and their respective officers, directors and employees by reason of such nondisclosure of the Information.

                  (b) Each of the Apollo Entities hereby repeats the acknowledgment appearing in (a) above, mutatis mutandis, with respect to certain information known to CSFBM, which may be material regarding CSFBM, its financial condition, results of operations, management, projections and businesses.

                  (c) CSFBM hereby acknowledges that the Transferors are subject to the tag-along rights of various other shareholders of the Company under that certain Shareholders' Agreement to which each of the Transferors is a party. CSFBM shall offer to purchase any Shares held by such other shareholders (i) for the same consideration per Share as is received by the Transferors and (ii) under substantially similar terms and conditions as are provided for under this Transfer Agreement.

                  8. Consent to Transfers; Minimum Number of Shares, Notice of Proposed Transfers. The shares of Preferred Stock issued hereunder may be transferred only with the consent of CSFBM, which consent shall be deemed to have been given if not objected to within five business days; provided, however, that no such consent shall be required (i) in the case of any transfer of such shares from one of the Transferors (or any of their respective affiliates) to an affiliate of such Transferor or (ii) in the case of any transfer of such shares of Preferred Stock from a Transferor (but not any subsequent transferor of such shares) to a person that is an institutional "accredited investor" (as defined in Regulation D under the Securities Act) in a transaction that is exempt from the registration requirements thereunder and, prior to such transfer, CSFBM shall have received an opinion of counsel confirming the availability of such exemption. CSFBM shall respond as promptly as reasonably practicable to any request for such consent hereunder. Any attempted transfer of shares of Preferred Stock in violation of the other terms of this Section 8 shall be null and void. In addition, any transfer of such shares issued hereunder shall involve the transfer of at least the lesser of (i) 20,000 shares of Preferred Stock and (ii) all such shares of Preferred Stock held by the particular transferor, as the case may be. As used in this Section 8, (i) the term "transfer" encompasses (x) any offer, pledge, sale, contract to sell, the sale of any option or contract to purchase, the purchase of any option or contract to sell, the grant of any option, right or warrant to purchase, transfer, or other disposition of any securities referred to herein or any securities convertible into or exercisable or exchangeable for the securities referred to herein and
(y) entering into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of the securities referred to herein (regardless of whether any transaction described in clause (x) or (y) is to be settled by the delivery of the securities referred to herein, or such other securities, in cash or otherwise) and (ii) the term "affiliate" shall have the meaning ascribed to it in Rule 144 under the Securities Act.

                  9. Expenses, Etc. All fees and expenses incurred by the Transferors and CSFBM in connection with this Transfer Agreement, the Implementing Agreements and the transactions contemplated hereby and thereby shall be paid by CSFBM; provided, however, that if such fees and expenses incurred by the Transferors in connection herewith (i) exceed $275,000, the Transferors shall provide detailed support therefor (including lawyers involved, hours billed, rates, etc.) and (ii) appear reasonably likely to exceed $400,000, the Transferors must give written notice to CSFBM to this effect prior to incurring expenses in excess of such amount. The agreement of the parties in this Section 9 shall survive the payment for or transfer of any of the Shares or shares of Preferred Stock.

                  10. Indemnification.

                  (a) CSFBM agrees to indemnify, defend, protect and hold harmless each of the Apollo Entities and each of their (and their affiliates') respective officers, directors, employees, agents and representatives from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other out-of-pocket expenses reasonably incurred in connection therewith) arising out of or caused by or resulting from, any breach or violation by CSFBM of any of its representations, warranties or covenants contained in the Implementing Agreements, except insofar as such losses, claims, damages or liabilities are caused by any breach or violation by any of the Transferors of any of their respective representations, warranties or covenants contained in this Transfer Agreement.

                  (b) Each Transferor agrees, severally and not jointly, to indemnify and hold harmless CSFBM and each of its (and each of its affiliates') officers, directors, employees, agents and representatives from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other out-of-pocket expenses reasonably incurred in connection therewith) arising out of or caused by or resulting from, any breach or violation by such Transferor of any of its representations, warranties or covenants contained in Article 3 of this Transfer Agreement, except insofar as such losses, claims, damages or liabilities are caused by any breach or violation by CSFBM of any of its representations, warranties or covenants contained in or made in connection with this Transfer Agreement; provided, however, that the Transferors' maximum liability under this indemnity shall not exceed the aggregate Cash Consideration.

                  11. Counterparts. This Transfer Agreement may be executed in two or more counterparts, but all such counterparts shall constitute but one and the same instrument.

                  12. Survival of Covenants. All covenants, agreements, representations and warranties made by the parties in the Implementing Agreements shall survive indefinitely any investigation made by, or on behalf of, CSFBM, the Transferors or any person controlling any of them or acting on their behalf, and the Closing of the transactions contemplated hereby and thereby.

                  13. Law Governing. THIS TRANSFER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THEREOF.

                  14. Integration and Severability. The Implementing Agreements embody the entire agreement and understanding between the Transferors and CSFBM with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof. In case any one or more of the provisions contained in this Transfer Agreement or in any instrument contemplated hereby, or any application thereof, shall be invalid, illegal or unenforceable in any respect, under the laws of any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein and therein, and any other application thereof, shall not in any way be affected or impaired thereby or under the laws of any other jurisdiction.

                  15. Binding Effect; Assignment; Third Party Beneficiaries. This Transfer Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and other legal representatives. At any time or from time to time following the Closing, CSFBM shall be permitted to assign any and all of its rights and obligations hereunder to any affiliate of CSFBM; provided, however, that, at the time of any such assignment, the overall financial condition and prospects of such affiliate shall be at least comparable to that of CSFBM; provided, further, however, that such affiliate shall assume in writing all of the obligations and duties of CSFBM hereunder), and thereafter any and all references herein to CSFBM shall refer to such affiliate. Except as set forth in the preceding sentence, no party shall assign any of its rights or delegate any of its duties under this Transfer Agreement (by operation of law or otherwise) without the prior written consent of CSFBM or holders of a majority of the shares of Preferred Stock outstanding and acquired hereunder at the time of such proposed assignment, as applicable. Any assignment of rights or delegation of duties under this Transfer Agreement by a party without the prior written consent of the other party or parties, if such consent is required hereby, shall be void.

                  If the foregoing is in accordance with your understanding, please sign and complete the enclosed copy of this letter on the signature page provided and return it to CSFBM, whereupon this letter shall then become a binding agreement in accordance with its terms.

                                        Very truly yours,

                                        CREDIT SUISSE FIRST BOSTON
                                        MANAGEMENT CORPORATION

                                        By: /s/ Chung W. Choy
                                           -------------------------------------
                                           Name:  Chung W. Choy
                                           Title: Attorney-in-fact

                        TRANSFER AGREEMENT SIGNATURE PAGE
                        ---------------------------------

                  The undersigned hereby agrees to transfer the Shares as set forth below and agrees to the manner of payment specified below:

TRANSFEROR:       APOLLO INVESTMENT FUND III, L.P.

By its General Partner,
APOLLO ADVISORS II, L.P.


By: /s/ Michael D. Weiner
    -----------------------------------
    Name:  Michael D. Weiner
    Title: Vice President

Address:  c/o Apollo Advisors II, L.P.
          Two Manhattanville Road
          Purchase, NY  10577
          Telecopy:  (914) 694-8032

SHARES TO BE TRANSFERRED: 8,373,362 shares (Certificates No.  PHN 0414)
                          4,186,681 shares (Certificate No.  PHN 0361)

CONSIDERATION:

Cash Consideration:  $1,823,609

Shares of Preferred Stock:  72,944

MANNER OF PAYMENT:

The Chase Manhattan Bank, NA
ABA:  021000021
A/C#:  900-9-002206
BBK:  Chase Manhattan Bank, NA
A/C#:  89922144
ATTN:  Mike Mooney (212) 623-2357
Ref:

                        TRANSFER AGREEMENT SIGNATURE PAGE
                        ---------------------------------

                  The undersigned hereby agrees to transfer the Shares as set forth below and agrees to the manner of payment specified below:

TRANSFEROR:       APOLLO (UK) PARTNERS III, L.P.

By its General Partner,
APOLLO ADVISORS II, L.P.


By: /s/ Michael D. Weiner
    -----------------------------------
    Name:  Michael D. Weiner
    Title: Vice President

Address:  c/o Apollo Advisors II, L.P.
          Two Manhattanville Road
          Purchase, NY 10577
          Telecopy:  (914) 694-8032

SHARES TO BE TRANSFERRED: 309,545 shares (Certificates No.  PHN 0412)
                          154,672 shares (Certificate No.   PHN 0359)

CONSIDERATION:

Cash Consideration:  $67,390.60

Shares of Preferred Stock:  2,696

MANNER OF PAYMENT:

The Chase Manhattan Bank, NA
ABA:  021000021
A/C#:  900-9-002206
BBK:  Chase Manhattan Bank, NA
A/C#:  89922146
ATTN:  Mike Mooney (212) 623-2357
Ref:

                        TRANSFER AGREEMENT SIGNATURE PAGE
                        ---------------------------------

                  The undersigned hereby agrees to transfer the Shares as set forth below and agrees to the manner of payment specified below:

TRANSFEROR:       APOLLO OVERSEAS PARTNERS III, L.P.

By its General Partner,
APOLLO ADVISORS II, L.P.


By: /s/ Michael D. Weiner
    -----------------------------------
    Name:  Michael D. Weiner
    Title: Vice President

Address:  c/o Apollo Advisors II, L.P.
          Two Manhattanville Road
          Purchase, NY 10577
          Telecopy:  (914) 694-8032

SHARES TO BE TRANSFERRED: 500,492 shares (Certificates No. PHN 0413)
                          250,246 shares (Certificate No.  PHN 0360)

CONSIDERATION:

Cash Consideration:  $109,000.40

Shares of Preferred Stock:  4,360

MANNER OF PAYMENT:

The Chase Manhattan Bank, NA
ABA:  021000021
A/C#:  900-9-002206
BBK:  Chase Manhattan Bank, NA
A/C#:  89922145
ATTN: Mike Mooney (212) 623-2357
Ref:

APOLLO ADVISORS II, L.P.



By: /s/ Michael D. Weiner
   ------------------------------------
   Name:  Michael D. Weiner
   Title: Vice President

APOLLO MANAGEMENT, L.P.



By: /s/ Michael D. Weiner
   ------------------------------------
   Name:  Michael D. Weiner
   Title: Vice President